BERLINER COMMUNICATIONS, INC.
1777 Sentry Parkway West
Blue Bell, PA  19422

April 19, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561
Attention:	Celeste M. Murphy Legal Branch Chief Division of Corporation Finance

Re:	Berliner Communications, Inc. Preliminary Information Statement on Schedule 14C File No. 000-28579 Filed February 16, 2010

Dear Ms. Murphy:

On behalf of Berliner Communications, Inc. (the “Company”), I am responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to me, dated February 23, 2010, with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Original Information Statement”) referenced above.

Where indicated below, requested changes have been included in the revised preliminary information statement (the “Revised Information Statement”), which is being filed contemporaneously with this response.

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s responses to the Staff’s comment.  Please note that any capitalized terms used, but not defined in, this response letter have the meanings ascribed to them in the Revised Proxy Statement. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Merger Transaction and the Merger Agreement, page 3

1.
We note that, according to the terms of the merger agreement, the Series A Preferred share merger consideration will immediately convert into common stock upon the filing of the charter amendment authorizing the increase the company’s authorized capital.  We also note that, according to the terms of the merger agreement, the company agreed to effect the charter amendment.  Please provide a detailed analysis, including references to the specific terms of the merger agreement if appropriate, as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A.  Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

We have considered the Staff’s comment.  Rather than responding to the Staff’s comment by presenting an analysis of why the referenced items and notes do not apply, we have included in the Revised Information Statement disclosure responsive to the requirements of Item 14 of Schedule 14A.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Should you have any questions regarding this filing and the Company’s amended disclosure in the Revised Proxy Statement, please feel free to contact me at (267) 464-1700.

Sincerely yours,

Ronald J. Lejman
Chief Financial Officer and Treasurer of Berliner Communications, Inc.